FFY Financial Corp.


For Immediate Release                            For Further Information:
Tuesday, October 15, 1996                        Jeff Francis, President and CEO
                                                 Terri Liutkus, Treasurer
                                                 330/726-3396 - telephone
                                                 330/758-1356 - telecopier


FFY Financial Corp. Reports 1st Quarter Loss and Regular Dividend Increase

      Youngstown, Ohio, October 15, 1996 - FFY Financial Corp. (NASDAQ: FFYF) announced a net loss of ($496,000) or ($.10) per share for its first fiscal quarter ended September 30, 1996. The net loss for the current quarter compared to net income of $1.7 million, or $.32 per share for the quarter ended September 30, 1995. The net loss for the quarter is due to a one-time charge of approximately $2.0 million after tax, or $.41 per share, representing a special assessment of 65.7 basis points on the bank's deposits held as of March 31, 1995, as a result of the recently enacted legislation to recapitalize the SAIF insurance fund. The bank expects to realize annual savings of approximately $.10 per share ($475,000 after tax, based on current deposit levels) beginning in January 1997 as a result of reduced deposit premiums following the recapitalization of the SAIF fund. The current quarter loss also includes a charge of $340,000 after tax, or $.07 per share, representing a write-down for other-than-temporary impairment in the value of certain available for sale securities which management decided to sell at September 30, 1996. Proceeds from the sale, which was completed in October 1996, will be used for liquidity or reinvestment purposes. If not for the one-time charge or the write-down of securities, the company's earnings for the quarter ended September 30, 1996 would have been $1.8 million, or $.37 per share.

      Assets totaled $602.6 million at September 30, 1996, an increase of $27.0 million, or 4.7% from $575.6 million at June 30, 1996. The increase in assets was largely the result of a wholesale growth strategy employed during the quarter where Federal Home Loan Bank borrowings were used to purchase $24.2 million in adjustable rate mortgage-backed securities. This growth strategy will enable the company to leverage its excess capital, and will be managed within the company's guidelines for asset/liability management, profitability and overall growth objectives.

      The bank continued to experience strong loan demand, particularly in 1-4 family mortgages. Net loans receivable increased $10.4 million, or 2.4% during the quarter ended September 30, 1996 and totaled $449.1 million at September 30, 1996. Securities increased $15.2 million during the quarter ended September 30, 1996 and totaled $125.0 million at September 30, 1996 due to the wholesale growth strategy mentioned above, offset by the use of proceeds from maturing securities to fund loan growth. Deposits totaled $448.9 million at September 30, 1996, a decline of $7.6 million, or 1.7% from $456.5 million at June 30, 1996. The decline in deposits is the result of continued competition for retail customer deposits. Traditionally, thrift institutions, like the bank, relied on retail deposits to provide loan funding. The existing competitive environment for customer deposits and the lack of growth in deposits experienced by the bank over the last 3 years, including the current quarter, has caused the bank to rely on proceeds from maturing securities to fund the strong loan demand experienced over the last 3 years. Although the bank has historically been a portfolio lender, management is currently pursuing a secondary market mortgage lending operation in an effort to access that portion of the mortgage market that is currently serviced by secondary market lenders.

      A review of salary and benefits expense, specifically regarding retirement costs, indicated that the bank's retirement expense was significantly higher than financial institution industry averages, primarily due to the Employee Stock Ownership Plan (ESOP) accounting change that was adopted in fiscal year 1995. This accounting change caused ESOP expense to be recorded at the market value of FFYF shares, not the original $10 cost per share as was allowed under previous accounting. In order to reduce retirement costs, the board of directors approved termination of the existing defined benefit pension plan as of November 15, 1996, implementation of a 401(k) plan effective January 1, 1997 and, subject to approval by the Internal Revenue Service (IRS), restructuring of the ESOP loan. The termination of the defined benefit pension plan resulted in no pension expense for the quarter ended September 30, 1996, compared to $39,000 for the quarter ended September 30, 1995, and is expected to generate cost savings of approximately $156,000 before tax annually. Cost savings associated with restructuring the ESOP loan, although expected to be approximately $450,000 before tax in the first year and average $256,000 before tax per year over the remaining 17 year term of the proposed restructured loan, have not been reflected in the results for the quarter ended September 30, 1996, as the restructuring is dependent on IRS approval. Cost savings will be reflected in the company's financial statements when, and if, the IRS approves the change. No assurance can be given as to whether the IRS will approve the restructuring.

      At its meeting of October 15, 1996 the company's board of directors increased its regular quarterly dividend from 15 cents per share to 17.5 cents per share. The dividend will be paid on November 14, 1996 to shareholders of record on October 31, 1996.

      Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions in the company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the company's market area and competition, and other risks detailed from time to time in the company's SEC reports, including the report on Form 10-K for the year ended June 30, 1996. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the company's judgment as of the date of this release. The company disclaims, however, any intent or obligation to update these forward-looking statements.